UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32207

SIGMA DESIGNS, INC.

(Exact Name of Registrant as Specified in Its Charter)

47467 Fremont Blvd.

Fremont, California 94538
(510) 897-0200

(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

_____________

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate registration under section 12(g):

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 106

Pursuant to the requirements of the Securities Exchange Act of 1934, Sigma Designs, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 17, 2018	By:	/s/ Elias Nader
	Name:	Elias Nader
	Title:	Interim President and Chief Executive Officer and Chief Financial Officer